

Mail Stop 3561

September 11, 2015

William H. Spence
Chairman, President and Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, PA 18101-1179

> **Re:** **PPL Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 3, 2015**
> **File No. 1-11459**

Dear Mr. Spence:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item1. Financial Statements

Combined Notes to Consolidated Financial Statements

Note 8. Acquisitions, Development and Divestitures, Spinoff of PPL Energy Supply, page 43

1. We note from your disclosure that you considered several valuation approaches including the "when issued" stock price at June 1, 2015, an income approach and an alternative market approach. You disclose that key variables and assumptions in the two market approaches included the application of a 25% control premium. Please show us how you determined a fair value of $3.2 billion at the date of the spin-off, including quantifying the value for each approach and how you determined the weighting applied to each

approach. Please include in your response the proportional share of equity you attributed to the Supply segment and your basis for using the proportional share of the equity value as opposed to the shares issued to PPL shareholders. Please also explain why you believe the application of a 25% control premium rather than another amount is appropriate in this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Stephen K. Breininger, Vice President and Controller